MAIL STOP 03-08
	February 14, 2005

Dennis H. Depenbusch
Chief Executive Officer
Catalyst Lighting Group
7700 Wyatt Drive
Fort Worth, Texas 76108

	RE:	Catalyst Lighting Group, Inc.
		Amendment No. 1 to Registration Statement on Form SB-2
		Filed February 1, 2005
		File No. 333-121179

		Form 8-K filed October 5, 2004
		File No. 000-50385

Dear Mr. Depenbusch:

      We reviewed your amendment and response to our comments.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

Form SB-2

General
1. We note your response to prior comments 2 and 3. It appears that you will receive proceeds from the exercise of warrants in connection with the offering of common stock reflected in footnote (3) to the fee table. Please revise throughout the prospectus to clarify that you will receive proceeds from the exercise of those warrants and specify the amount. Please also provide Item 504 disclosure.

Cover Page
2. We note your response to prior comment 10. Please also name here the broker-dealer selling stockholders and specify that they are underwriters.


Management`s Discussion and Analysis and Plan of Operation
3. We reissue prior comment 7. Please revise to more clearly and concisely discuss the impact of the Laurus transactions on your financial condition and liquidity. As part of your revisions, please focus on discussing and analyzing how management believes the notes and warrants affect you. As one example, discuss any limitations on the use of funds. As another example, discuss the amounts currently outstanding on your notes and describe how the existence of these notes will impact your ability to obtain financing in the future. For general guidance on disclosure in Management`s Discussion and Analysis, please see Securities Act Release No. 33-8350 (December 19,
2003).
4. In addition, as part of your revisions, please do not merely recite the terms of the notes and warrants. Where you do cite specific terms, however, please use clear, understandable language and avoid run-on sentences and embedded lists. Also, please clarify the provisions in your notes and warrants that currently are applicable. For example:

* On page 26 we note the part (a) conversion limitation related to the advance of money pursuant to the various notes. Please specify the amount of money currently advanced on the notes. Also, specify whether the amount includes the $600,000 advance mentioned in the last paragraph on page 25.

* We also note the part (b) conversion limitation related to the registration or exemption of the shares of common stock underlying the notes. Given that you no longer are registering the shares underlying the Term Note, it appears that Laurus may not convert any shares under any note. Please revise to so clarify and generally discuss how this will affect you.

* Similarly, because you no longer are registering the Term Note shares, it appears that the 2% downward interest adjustment is inapplicable. Only the 1% downward interest adjustment may apply. Please revise to so clarify and generally discuss how this will affect you. Please also specify the currently applicable interest rate.

* Also, is the interest due under any note payable in shares rather than cash? If so, how does this affect you?


****




	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Howard M. Baik, Staff Attorney, at (202) 942-
1963
or David Mittelman, Legal Branch Chief, at (202) 942-1921 with any questions you may have.

      Sincerely,



				H. Christopher Owings
				Assistant Director

cc: 	David Feldman, Esq.
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Catalyst Lighting Group
February 14, 2005
Page 3